[Letterhead of Sutherland Asbill & Brennan LLP]

April 29, 2013

VIA EDGAR

Mary A. Cole

Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sierra Income Corporation

File No. 333-175624

Dear Messes. Cole and Stout:

On behalf of Sierra Income Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on April 15, 2013, April 16, 2013 and April 18, 2013, regarding Post-Effective Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File No. 333-175624) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, marked pages of the Registration Statement are hereby being provided and will be included in a final prospectus filed pursuant to Rule 497.

Legal Comments (April 18, 2013):

1. Please amend the disclosure on the cover page of the Prospectus and within the Company’s subscription agreement relating to the illiquidity of the Company’s shares being offered, and the various potential consequences of such illiquidity, in a manner that is consistent with the recently filed registration statements of non-traded business development companies specified by the Staff.

Response: The Company has revised the disclosure on the cover page of the Prospectus and within its subscription agreement accordingly.

2. Please confirm that the expenses included in the Fees and Expenses Table accurately reflect the Company’s anticipated borrowings for the future twelve month period.

Messes. Cole and Stout

April 29, 2013

Response: The Company hereby confirms that the expenses included in the Fees and Expenses Table accurately reflect the Company’s anticipated borrowings for the future twelve months. The Company respectfully refers the Staff to “Note 5. Borrowings” to the Company’s financial statements for a description of its current borrowing arrangement.

3. Please describe the Company’s relationship with Medley Capital Corporation (“MCC”), including any pending exemptive relief that the Company and MCC may be seeking on a joint basis. In addition, please provide information relating to the investments held by both Sierra and MCC and tell us how such investments were made so as not to violate Section 57 of the Investment Company Act of 1940.

Response: MCC is a non-diversified closed-end management investment company that has elected to be treated and is regulated as a business development company. Both the Company’s investment adviser, SIC Advisors LLC (the “Adviser”), and MCC’s investment adviser, MCC Advisors LLC (“MCC Advisors”), are subsidiaries of Medley LLC. Accordingly, the Company and MCC are under common control. All of the principals of the Adviser and MCC Advisors, as well as the interested directors of both the Company and MCC, are affiliated with Medley LLC, and most of those individuals serve as officers and/or directors to both the Company and MCC. Furthermore, the Company and MCC have submitted an exemptive application to the SEC to permit negotiated co-investments with other each other, as well as other funds managed by Medley LLC.

MCC and Sierra both held the following investments as of December 31, 2012. Each of the following loans was acquired by Sierra and MCC in a syndicated transaction consistent with the no action position of the Staff set forth in Mass Mutual Life Ins. Co. (SEC No-Action Letter)(pub. avail. June 7, 2000) regarding transactions where no term other than price is subject to negotiation.

Issuer	Security Type	Maturity	Interest Rate
Atkore International, Inc.	Senior Secured Note	6/14/2019	10.0%
Dispensing Dynamics International, Inc.	Senior Secured Note	1/1/2018	12.5%
Exide Technologies	Senior Secured Note	2/1/2018	8.625%
Great Atlantic & Pacific Tea Company	First Lien Term Note	3/13/2017	11.0%
Linc Energy Finance (USA), Inc.	Senior Secured Note	10/31/2017	12.5%
Prince Minerals Holding Corp.	Senior Secured Note	12/15/2019	11.5%
Sizzling Platter, LLC	Senior Secured Note	4/15/2016	12.25%
Tempel Steel Company	Senior Secured Note	8/15/2016	12.0%
Tower International, Inc.	Senior Secured Note	9/1/2017	10.625%
US Well Services, LLC	Senior Secured Note	2/15/2017	14.5%

4. Page 86 of the Prospectus provides the following disclosure: “Our Advisor may elect to defer or waive all or a portion of the fees that would otherwise be paid to it in its sole

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April 29, 2013

discretion. Any portion of a fee not taken as to any month, quarter or year will be deferred without interest and may be taken in any such other month prior to the occurrence of a liquidity event as our Advisor may determine in its sole discretion.” Please describe how any such deferral is treated from an accounting perspective. In particular, it appears that any deferred fees may be taken at any time “prior to the occurrence of a liquidity event”. We note that the typical convention in the mutual fund industry is for any such recoupment to be made within three years from the date of the obligation.

Response: As a preliminary matter, although the Adviser has the ability to waive or defer management and incentive fees payable to it under the Investment Advisory Agreement, dated April 5, 2012, by and between the Company and the Adviser (the “Advisory Agreement”), no such amounts have been waived or deferred to date. Further, the Adviser has no intention to waive or defer management or incentive fees in the future. To the extent that the Adviser determines to defer management and/or incentive fees, such deferred amount will be reported as a liability on the Company’s statement of Assets and Liabilities and the details regarding the deferral will be disclosed in the footnotes to the financial statements. To the extent that the Adviser determines to waive management and/or incentive fees, the gross management and/or incentive fee expense will be recorded on the Company’s statement of Operations. The portion of the management and/or incentive fee expense that is waived by the Adviser will be recorded as a contra expense underneath the line item “Total Gross Expenses” on the Statement of Operations. The details regarding the waiver will be disclosed in the footnotes to the financial statements. Any management and/or incentive fees waived by the Adviser will not be subject to recoupment.

5. Please confirm that, pursuant to the Expense Support Agreement, the amount that would be owed to the Adviser in the event that the Company terminates the Advisory Agreement is disclosed in the Prospectus.

Response: The Company respectfully refers the Staff to “Note 6. Agreements” to the Company’s financial statements that includes, as of December 31, 2012, the amount that would be payable to the Adviser pursuant to the Expense Support and Reimbursement Agreement, dated June 29, 2012 (the “Expense Support Agreement”), by and between the Company and the Adviser, within thirty days of the termination of the Advisory Agreement if such termination occurred on December 31, 2012.

6. Page 101 of the Prospectus provides the following disclosure: “As of December 31, 2012, we recorded $814,814 in our statement of assets and liabilities as due from affiliate relating to the Expense Support and Reimbursement Agreement.” Please confirm that this amount does not represent a loan to an affiliate of the Adviser.

Response: Please see the response to Comment No. 22 for a description of the components underlying this amount. The Company confirms that this does not represent a loan to an affiliate of the Adviser.

Messes. Cole and Stout

April 29, 2013

Accounting Comments (April 15, 2013):

7. Please provide disclosure regarding the purpose and objectives of the Expense Support Agreement in the Prospectus. Such description should include an explanation of whether the Expense Support Agreement is intended to prevent distributions to shareholders from constituting a return of capital, to limit the Company’s expenses or to prevent a decrease to the Company’s net asset value per share. Please also explain (i) the reason the Expense Support Agreement was not disclosed in the Company’s original registration statement, and the prospectus included therein, as declared effective on April 16, 2012 (the “Original Registration Statement”); and (ii) why the Expense Support Agreement, which was entered into on June 29, 2012, by its terms, was effective as of the date that the Original Registration Statement was declared effective, April 16, 2012.

Response: The Company will add disclosure to the final prospectus to be filed pursuant to Rule 497 regarding the objectives of the Expense Support Agreement, namely to cover distributions to stockholders so as to ensure that the distributions do not constitute a return of capital and to reduce operating expenses until the Company has raised sufficient capital to be able to absorb such expenses. The Expense Support Agreement was entered into subsequent to the Registration Statement being declared effective, on June 29, 2012, and was, therefore, not reflected in the final prospectus filed pursuant to Rule 497 on April 19, 2012. The Expense Support Agreement was drafted to be effective as of the date the Registration Statement was declared effective since this date reflected the Company’s commencement of operations. To not reflect the time period of April 16, 2012 to June 29, 2012 would have resulted in the Company being subject to operating expenses that would have adversely affected its ability to pay distributions and would have reduced its net asset value. As a result, the Company concluded that it was in the best interests of its stockholders for the Expense Support Agreement to be in effect from the date the Company commenced operations.

8. Sections 1(b) and 2(c) of the Expense Support Agreement state that expense support payments may be made by the Adviser, and reimbursed by the Company, respectively, in cash or “other immediately available funds.” Please clarify the meaning of “other immediately available funds.”

Response: The reference to “other immediately available funds” refers to cash equivalents and is designed to allow the Adviser or the Company, as the case may be, additional flexibility to perform its obligations under the Expense Support Agreement. The Company will revise the Expense Support Agreement to delete the phrase “other immediately available funds” and substitute it with “cash equivalents.”

Messes. Cole and Stout

April 29, 2013

9. Please provide a description of the methodology or formula that the Company implements to calculate any expense reimbursement made to the Adviser. Please clarify that decisions regarding whether the Company will make reimbursements to the Adviser are made on a rolling 36-month basis as of the end of each quarter.

Response: The Company respectfully directs the Staff to Section 2 of the Expense Support Agreement which includes the methodology used by the Company to determine the amounts and timing of reimbursement payments to the Adviser. The Company confirms that decisions regarding whether to make reimbursement payments to the Adviser pursuant to Section 2 of the Expense Support Agreement are made on a rolling 36-month basis as of the end of each quarter. Section 2(b) dictates the amount of any reimbursement payment paid during any calendar quarter, while Section 2(a) dictates whether the Company has an obligation to make a reimbursement payment to the Adviser. The Company has reprinted the relevant portions of Section 2 below for your convenience:

2. Reimbursement of Expense Payments by the Company

(a) The Company hereby agrees to reimburse the Adviser in an amount equal to the total expense payments made by the Adviser to the Company under this Agreement, with the repayment of each such expense payment to be made within a period not to exceed three years from the end of the fiscal year in which such expense payment was made by the Adviser to the Company. Following any calendar quarter in which Available Operating Funds exceed the cumulative distributions paid to the Company’s stockholders in such calendar quarter (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof in accordance with Section 2(b), to the Adviser until such time as all expense payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter have been reimbursed. Any payments required to be made by the Company pursuant to this Section 2(a) shall be referred to herein as a “Reimbursement Payment.”

(b) The amount of the Reimbursement Payment for any calendar quarter shall equal the lesser of (i) the Excess Operating Funds in such calendar quarter and (ii) the aggregate amount of all expense payments made by the Adviser to the Company within three years prior to the last business day of such calendar quarter that have not been previously reimbursed by the Company to the Adviser.

10. Please amend the Expense Support Agreement so that the time period during which expense reimbursements are due is three years from the date that the expense was incurred rather than the end of the third fiscal year during which the expense support payment was made or tell us why you do not believe the agreement should be amended. We note that the typical convention in the mutual fund industry is for expense reimbursements to expire three years from the date the obligation to make an expense support payment is incurred.

Messes. Cole and Stout

April 29, 2013

Response: The Company will amend the Expense Support Agreement to change the time period during which the Company may be obligated to make reimbursement payments to the Adviser so that such period begins with the date an expense payment is incurred by the Adviser and ends three years after the date such payment is made.

11. Please advise as to whether the Expense Support Agreement covers the organizational and offering expenses that the Company has agreed to reimburse the Adviser in an amount equal to 1.25% of the gross proceeds raised by the Company.

Response: Pursuant to the Expense Support Agreement, the Company determines the amount of each expense support payment due to the Adviser as of the end of each month. The Company confirms that, pursuant to the Expense Support Agreement, organizational and offering expenses are included in that calculation. However, while all reimbursements of organizational and offering expenses to the Adviser are calculated and paid under the Expense Support Agreement, such reimbursements are limited by the terms of the Investment Advisory Agreement, which caps such reimbursements at 1.25% of gross proceeds raised by the Company. The Expense Support Agreement does not provide for additional reimbursements of organizational and offering expenses to the Adviser.

12. Please provide us with a FAS 5 analysis addressing (i) why you believe that current reimbursement payments due to the Adviser should not be treated as liabilities, and (ii) why you believe that all reimbursements from the Company to the Adviser should not be treated as liabilities by virtue of the fact that all expense reimbursements will be due within 30 days following the Company’s termination of the Advisory Agreement.

Response: Reimbursements to the Adviser fall into two categories; (i) organizational and offering costs (“O&O Reimbursement”) and (ii) expense support payments (“Expense Support Reimbursement”). Pursuant to the Advisory Agreement, the Adviser has agreed to assume the organizational and offering costs of the Company until the earlier of (a) such time as the Company becomes economically viable (which is defined as achieving $300mm in subscriptions); or (b) the end of the offering period (expected to be at least two years following the date of the Company’s initial public offering). The Company has agreed to make O&O Reimbursement payments to the Adviser as the Company accepts subscriptions, with such reimbursement being capped at 1.25% of the amount of the subscription. Pursuant to the Company’s ongoing analysis, O&O Reimbursements to the Adviser are recorded as liabilities of the Company as the Company receives executed subscription agreements (which makes such event probable), and the O&O Reimbursement payment to the Adviser can be estimated (1.25% of the amount of such subscriptions). The Company’s obligation to reimburse the Adviser for any unreimbursed organizational and offering costs will expire at the end of the offering period.

Pursuant to the Expense Support Agreement, the Adviser has agreed to subsidize the Company’s operating expenses until the earlier of (a) June 30, 2013; or (b) such time as the

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April 29, 2013

Company begins to achieve the requisite amount of net investment income and realized gains (“net operating income”) in excess of the Company’s target distributions on a consistent basis, as discussed in more detail below. Reimbursements under the Expense Support Agreement will not be required until such time that the Company reaches the requisite equity and asset base sufficient to allow the Company to generate net operating income greater than the then current distributions to shareholders, as set forth in the Expense Support Agreement. Pursuant to the Company’s ongoing analysis, at each monthly reporting period, the Company will determine whether it is probable that it will reach the requisite level of assets and net operating income (together, “the Target”) that would be in excess of the then current distributions to shareholders. A liability will be recorded to the Company if it determines that achieving the Target is probable and the amount of reimbursement owed to the Adviser is estimable. The analysis to determine whether the Target is probable is based on a number of factors including, but not limited to, pending subscriptions, the Company’s ability to raise more capital, the Company’s ability, through subscriptions or leverage proceeds, to acquire income producing investments, the ability of the Company’s existing investments to produce income and the Company’s ability to sell investments at amounts in excess of their amortized costs. For the most recent reporting period, the Company concluded that the current and projected equity and asset base would not allow the Company to generate sufficient net operating income to exceed the current distributions to shareholders. Therefore, the Company did not record a liability relating to the Expense Support Reimbursement.

With regard to the termination clause of the Expense Support Agreement, whereby all unreimbursed expense support payments made by the Adviser under the Expense Support Agreement will be payable by the Company upon the termination of the Advisory Agreement, the Company assesses, pursuant to its ongoing analysis, whether any transaction or other event occurred, or may occur in the future, that would cause the Company’s Board of Directors to terminate the Advisory Agreement. Based upon the foregoing, for the most recent reporting period, the Company did not possess any knowledge or facts that suggested that the Company or its Board of Directors intended to terminate the Advisory Agreement. Additionally, the Company believes that the likelihood that the Advisory Agreement is terminated is remote. This is supported by the limited number of investment adviser terminations in the industry as a whole. In light of the foregoing, and without any knowledge or facts to the contrary, the Company concluded that any reimbursement to the Adviser based upon the termination of the Advisory Agreement was remote as of the most recent reporting date. Therefore, the Company did not record a liability relating to such reimbursements under the Expense Support Agreement.

13. Please provide an explanation of the approval process (i.e., approval of the board of directors or the Company’s management) relating to the semi-monthly distributions made to shareholders.

Response: The Company’s board of directors is responsible for declaring all distributions to the Company’s stockholders. The factors that the board of directors considers in connection with declaring distributions are set forth in the Prospectus on pages 96-97 and

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April 29, 2013

elsewhere. Specifically, the amount of distributions paid will depend on the Company’s earnings, its financial condition, maintenance of its RIC status and other factors as the board of directors may deem to be relevant. The distributions paid to stockholders may exceed earnings, particularly during the period before the Company has substantially invested the net proceeds from this offering. In addition, as a Maryland corporation, the board of directors must ensure that all distributions comply with the provisions of Sections 2-3.01 and 2-3.11 of the Maryland General Corporation Law. In connection with each distribution declaration, the board of directors takes these matters into account before determining the amount and timing of distributions to stockholders.

14. Please provide us with an analysis addressing why you believe that the Company’s press releases that disclose the semi-monthly stockholder distributions do not require disclosure relating to the effect of the Expense Support Agreement on the tax characteristics of distributions paid to shareholders. Please also address why you do not believe that such press releases constitute an offering of securities or a conditioning of the market. In connection with this, please tell us why the press releases should not be subject to the requirements of Rule 482(d).

Response: The Company respectfully submits that the press releases the Company has issued relating to distributions declared by the board of directors are not offers of securities and do not have the effect of conditioning the market for the Company’s securities. The press releases state the distribution declaration date, the amount of the distributions, the record date, the payment date and the annualized distribution rate based on the current offering price. Since the Company endeavors to make distributions on a semi-monthly basis, it believes that it is important for broker-dealers who sell the Company’s shares and prospective investors to know these details on a real-time basis rather than waiting for them to be reflected in the Company’s periodic reports or a prospectus supplement. The press releases do not contain any quotes from management or any other language that the Company believes could be construed as an offer of securities. As a result, the Company has not filed such press releases on EDGAR pursuant to Rule 482.

Further, in response to the question regarding the applicability of Rule 482(d) and the yield disclosure required by such rule, the Company notes that Rule 482(d) pertains specifically to open-end investment companies or trust accounts and refers to situations where yield is calculated as prescribed in Forms N-1/A, N-3 and N4. The Company is a closed-end investment company that has elected to be regulated as a business development company and is required to register its securities on Form N-2. As a result, Rule 482(d) is not applicable to the Company.

15. Please tell us whether the Fees and Expenses table includes the effects of the Expense Support Agreement.

Response: The amount included in the line item entitled, “Other Expenses” includes all estimated other expenses and does not include the effect of the Expense Support Agreement. If

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April 29, 2013

the Company is able to raise sufficient capital, it will no longer require expense support payments from the Adviser, so the Company believes it is appropriate to exclude the effect of the Expense Support Agreement from these calculations.

16. Please include disclosure on the cover page of the Prospectus relating to the potential sources of distributions made to shareholders.

Response: The Company will add the following statement to the cover page of the final prospectus to be filed pursuant to Rule 497: “Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.”

Accounting Comments (April 16, 2013):

17. Please explain how the reimbursements under the Expense Support Agreement are processed. Are they categorized in particular buckets, or is each individual reimbursement accounted for separately? In addition, please include tabular disclosure in the final prospectus that includes the date each expense support payment obligation was incurred by SIC Advisors, the amount of each such expense payment, the operating expense ratio at the time of such expense support payment obligation was incurred, the distribution rate to stockholders at the time the expense support payment obligation was incurred and the date through which expense reimbursements may be made to SIC Advisors.

Response: Please see the Company’s response to Comment No. 10 above. In light of the amendment the Company will make to the Expense Support Agreement, all reimbursement obligations by the Company will expire three years from the date that the expense support payment is incurred by the Adviser. To date, the Company has not processed any reimbursements. We have included tabular disclosure in the final prospectus to be filed pursuant to Rule 497 as requested by the Staff and will update such disclosure in future periodic reports filed with the SEC.

18. In footnote 1 to the Fees and Expenses table, the Company assumes it will sell $100 million worth of its common stock in the next twelve months. Please explain why you believe this is a reasonable estimate in the context of the proceeds that the Company has raised to date. In connection with this, we note that the total annual expenses as a percentage of net assets in the Fees and Expenses table differs greatly from the total annual expenses as a percentage of net assets included in the Financial Highlights found in Note 12 to the financial statements. Please add a footnote to the Fees and Expenses table that shows the total annual expenses as a percentage of net assets for the year ended December 31, 2012, before taking into account the Expense Support Agreement and provide an undertaking to us that you will monitor the assumptions made in this table during the following twelve months and file prospectus supplements to revise the assumptions, as necessary, to reflect actual capital raising, to the extent the assumptions are materially misleading.

Messes. Cole and Stout

April 29, 2013

Response: In the first three months of 2013, the Company has raised approximately $15.5. If you annualize this amount, this would result in a capital raise of approximately $62 million. As of April 16, 2013, the Company raised an additional $8.6 million, which, on an annualized basis, would exceed $100 million. The Company believes the estimate of $100 million during the next twelve months is reasonable in light of these factors.

The primary reason for the difference between the total annual expenses as a percentage of net assets in the Financial Highlights found in Note 12 to the financial statements and the amount presented in the Fees and Expenses table is that the figure presented in the Fees and Expenses table factors in the capital raise that the Company expects to achieve through its offering during the following twelve months. In recognition of the fact that there is no guarantee that these amounts will be raised, we have included a footnote to the Fees and Expenses table showing total annual expenses as a percentage of net assets for the year ended December 31, 2012. In addition, the Company will monitor the assumptions included in footnote 1 to the Fees and, to the extent they are materially misleading, the Company will file a prospectus supplement to revise accordingly.

19. Please tell us why no incentive fees are included in the Fees and Expenses table.

Response: During the year ended December 31, 2012, the Company had realized gains of $22,298 and unrealized depreciation of $19,160 for net gains of $3,138. This reflects approximately 0.006% of estimated average net assets for the following twelve months. As a result, the Company has revised the Fees and Expenses table to estimate 0.01% in incentive fees for the following twelve months. The preliminary net realized gains and unrealized appreciation/depreciation for the quarter ended March 31, 2013, is comparable to these amounts. Since these amounts are not yet final and have not been published, we have retained disclosure referring to the year ended December 31, 2012. The Company believes that providing another estimate that is inconsistent with the Company’s operations to date would be speculative and unsupportable.

20. Footnote (3) of the Fees and Expenses table in the Prospectus states that the Adviser is responsible for paying all organization and offering expenses incurred by the Company until such time that the Company has raised $300 million in gross proceeds, and that the Company has agreed to reimburse the Adviser for organization and offering expenses incurred by the Adviser in an amount equal to 1.25% of the gross proceeds raised by the Company in the offering. Please explain how such reimbursement is accounted for in the Company’s financial statements.

Response: As proceeds are raised in the public offering, 1.25% of such proceeds become immediately reimbursable to SIC Advisors pursuant to the terms of the Advisory Agreement. At each respective reporting date, the Company records in the financial statements the expense and corresponding liability for the escrow period ending as of the quarter end date.

Messes. Cole and Stout

April 29, 2013

21. In the Fees and Expenses section of Prospectus, please delete the first example that calculates the expenses that would be paid based on a 5% annual return from investment income.

Response: The Company has revised the disclosure accordingly to remove the first example.

22. In the Statements of Assets and Liabilities of the Company’s financial statements, please provide an explanation of the line item entitled “Due from affiliate.” In particular, (i) does this figure relate to the Expense Support Agreement; (ii) has the Company received these amounts; (iii) if not, when does the Company expect to receive such proceeds; and (iv) is there an offset associated with such amounts?

Response: The amount that is recorded as “Due from Affiliate” represents the amount of expense support payments due from the Adviser pursuant to the Expense Support Agreement. Furthermore, the Adviser’s obligation to make any such expense support payment automatically becomes a liability of the Adviser, and the right to such expense support payment becomes an asset of the Company, on the last business day of the month in which the expense is incurred. The expense support payment for any such month shall be paid by the Adviser to the Company in any combination of cash and/or offsets against amounts otherwise due from the Company to the Adviser, no later than the date such expenses become due for payment from the Company. With respect to all such expense support payments that have become due for payment from the Company, the Adviser has paid the Company such amounts in cash and/or offsets.

23. In the Statements of Operations of the Company’s financial statements, please explain why the figure in the line item entitled “Organizational and offering costs reimbursed to an affiliate (Note 6)” does not foot to the figure set forth in Note 6 on page F-18 of the Prospectus.

Response: The figure included in the Statements of Operations reflects the total expense recorded for the year ended December 31, 2012. The figure included in Note 6 on page F-18 reflects the portion of the expense that was reimbursed by the Company as of December 31, 2012. The balance is included on the Statements of Assets and Liabilities in the line item “Due to affiliate.”

24. In the Statements of Changes in Net Assets of the Company’s financial statements, please tell us whether the line item entitled “Distributions from, and in excess of, net investment income” represents distributions that constituted a return of capital during 2012. Please also explain the role of the Expense Support Agreement as it relates to this line item. In particular, (i) is the Expense Support Agreement intended to prevent a return of capital; and (ii) does the Expense Support Agreement prevent a return of capital on a book or tax basis? In addition,

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please explain how the Company may have had a return of capital for book purposes during the year ended December 31, 2012 when the Expense Support Agreement is designed to prevent this from occurring. Finally, please include disclosure in the final prospectus explaining this.

Response: The line item in the Statements of Changes in Net Assets in the Company’s financial statements entitled, “Distributions from, and in excess of, net investment income” includes distributions payable from net investment income, which includes the effect of the Expense Support Agreement and all other sources, except for realized gains, including return of capital. The Expense Support Agreement is intended to allow the Company to pay a current distribution to investors in the early stages of the offering period when the Company may not otherwise be able to support or pay for its operating expenses. This has the effect of preventing such distributions as being treated or deemed to be a return of capital. The Company and the Adviser are applying the terms and provisions of the Expense Support Agreement on a book basis.

With respect to the question of why the Company had a book return of capital during the year ended December 31, 2012, the Expense Support Agreement became effective beginning with the date that the Registration Statement was declared effective by the SEC. Prior to such time, during the quarter ended March 31, 2012, the Adviser agreed to purchase $10 million of shares of the Company in a private placement. As a result, the 1.25% reimbursement of organizational and offering expenses to the Adviser was estimable and probable and recorded as an expense and a liability on the Company’s financial statements as of March 31, 2012. Since this transaction and the related expense occurred prior to the effectiveness of the Expense Support Agreement, these amounts were not included in the calculation of the Expense Support Payment as reported on the Company’s Statement of Operations for the year ended December 31, 2012. This resulted in the Company reporting net investment income for the year ended December 31, 2012 that was less than the total distribution to shareholders for the period and, therefore, a portion of the distribution is deemed to be return of capital. Since the effectiveness of the Expense Support Agreement, no other amounts have been considered to be a return of capital for book purposes.

We have included a statement in the final prospectus to be filed pursuant to Rule 497 explaining why the Company recorded a book return of capital during the year ended December 31, 2012.

25. The Staff notes that a significant portion of the Company’s performing debt investments for which there are no readily available market quotations has been valued over a period of time at amortized cost in the Company’s financial statements. Accordingly, please describe the Company’s valuation policies and procedures for such debt investments, with particular emphasis on how such policies and procedures comply with Accounting Standards Codification Topic 820 - Fair Value Measurements and Disclosures (“ASC 820”).

Response: The Company advises the Staff that MCC, in connection with the Staff’s

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April 29, 2013

review of its recently filed registration statement, had a thorough review of its valuation policies and procedures. In light of the fact that the Company’s valuation policies and procedures are identical to MCC’s, the Company respectfully refers the Staff to the letters dated March 13, 2013 and April 2, 2013, which were filed with the Staff by MCC, for an in depth discussion of the valuation policies and procedures that led to the Company’s valuation determinations.

26. Please include a schedule in the notes to the Company’s financial statements that provides a timeline of the dates upon which the reimbursement of expenses under the Expense Support Agreement become due.

Response: In future periodic reports filed with the SEC, the Company will include a schedule in the notes to the financial statements that shows when each Expense Support Payment was incurred by the Adviser and when reimbursement payments by the Company expire.

27. In future periodic reports filed with the SEC, please revise the line item entitled “Ratio of total expenses to average net assets” in “Note 12. Financial Highlights” to the Company’s financial statements so that the ratio is net expenses, rather than total expenses.

Response: The Company will make this revision in future periodic reports filed with the SEC.

28. In “Note 12. Financial Highlights” to the Company’s financial statements, please combine the two line items entitled “Ratio of operating expense to average net assets” and “Ratio of margin facility related expenses to average net assets.”

Response: In future periodic reports filed with the SEC, the Company will combine the line items entitled “Ratio of operating expense to average net assets” and “Ratio of margin facility related expenses to average net assets” in the financial highlights table.

29. In “Note 12. Financial Highlights” to the Company’s financial statements, footnote (4) therein states as follows: “Total return, ratio of net investment income/(loss), and ratio of total expenses to average net assets for the year ended December 31, 2012 prior to the effect of the Expense Support Agreement were (4.00%), (12.01%), and 27.22%, respectively.” Please provide an explanation as to how the 27.22% figure differs from the “Ratio of operating expenses to average net assets” which is 24.90%.

Response: The ratio of total expenses to average net assets, excluding the impact of the expense support agreement, equals 27.22%. To further clarify, the numerator excludes the expense support payment and the denominator (total average net assets) also excludes the impact of the expense support payment. The numerator in the calculation of the ratio of operating expenses to average net assets of 24.90% excludes interest and financing expenses and incentive fees and the denominator (total average net assets) includes the impact of the expense support payment.

Messes. Cole and Stout

April 29, 2013

30. In future periodic reports filed with the SEC, please revise “Note 12. Financial Highlights” to simplify the ratios included in this section so that there is only one ratio for total expenses. Further, total expenses should not be presented exclusive of interest expense, which we consider to be an operating expense.

Response: We will revise the “Financial Highlights” section in future periodic reports filed with the SEC as requested by the Staff and will include additional footnote disclosure to explain the ratios shown.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Owen J. Pinkerton at (202) 383-0254.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Richard T. Allorto, Jr., Chief Financial Officer